Ratio of Earnings to Fixed Charges and Preferred Dividends	Exhibit 12.1

	Nine Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
Fixed Charges and Preferred Dividends:

Interest expense	$11,885	$19,295	$33,388	$47,560	$42,021	$26,463
Capitalized debt expense trust preferred	33	44	44	44	44	44
Estimated interest in rent	1,274	1,551	1,605	1,416	1,405	1,204
Pre-tax amount of preferred dividends	2,763	4,217	160	—	—	—

Fixed charges and preferred dividends (B)	15,955	25,107	35,197	49,020	43,470	27,711
Less interest on deposits	(7,393)	(11,889)	(21,508)	(38,763)	(29,011)	(18,135)

Fixed charges and preferred dividends
excluding interest on deposits (D)	$8,562	$13,218	$13,689	$10,257	$14,459	$9,576

Earnings:

Pre-tax income from continuing operations	$4,101	$14,330	$25,182	$23,954	$26,365	$36,573
Fixed charges and preferred dividends	15,955	25,107	35,197	49,020	43,470	27,711

Total earnings (A)	20,056	39,437	60,379	72,974	69,835	64,284
Less interest on deposits	(7,393)	(11,889)	(21,508)	(38,763)	(29,011)	(18,135)

Total earnings excluding interest on
deposits (C)	$12,663	$27,548	$38,871	$34,211	$40,824	$46,149

Ratio of earnings to fixed charges:

Including interest on deposits (A) / (B)	1.26	1.57	1.72	1.49	1.61	2.32
Excluding interest on deposits (C) / (D)	1.48	2.08	2.84	3.34	2.82	4.82